UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                                  MedQuist Inc.
                               ------------------
                                (Name of Issuer)


                           Common Stock, no par value
                        --------------------------------
                         (Title of Class of Securities)


                                   584949 10 1
                                 --------------
                                 (CUSIP Number)


                                    COPY TO:

                 Seth W. Hamot                Brian Brodrick, Esq.
          Roark, Rearden & Hamot, LLC          Phillips Nizer LLP
              420 Boylston Street               666 Fifth Avenue
               Boston, MA 02116                New York, NY 10103
                (617) 595-4400                    212-977-9700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 20, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 584949 10 1

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:

            Seth W. Hamot
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            A United States Citizen
--------------------------------------------------------------------------------

                 7.  SOLE VOTING POWER
                        1,938,821
   NUMBER OF    ----------------------------------------------------------------
    SHARES       8.  SHARED VOTING POWER
 BENEFICIALLY           -0-
   OWNED BY     ----------------------------------------------------------------
     EACH        9.  SOLE DISPOSITIVE POWER
   REPORTING            1,938,821
    PERSON      ----------------------------------------------------------------
     WITH       10.  SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            1,938,821
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN          [ ]
      SHARES*

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

            IN, HC
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1


--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:

      Costa Brava Partnership III L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            A Delaware Limited Partnership
--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER
                        1,938,821
 NUMBER OF    ------------------------------------------------------------------
   SHARES      8.  SHARED VOTING POWER
BENEFICIALLY            -0-
  OWNED BY    ------------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
 REPORTING              1,938,821
   PERSON     ------------------------------------------------------------------
    WITH      10.  SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

            1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                   [ ]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:

      Roark, Rearden & Hamot, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            A Delaware Limited Partnership
--------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER
SHARES BENEFICIALLY            1,938,821
OWNED BY               ---------------------------------------------------------
EACH                   8.  SHARED VOTING POWER
REPORTING                      -0-
PERSON WITH            ---------------------------------------------------------
                       9.  SOLE DISPOSITIVE POWER
                               1,938,821
                       ---------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,938,821
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                                [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

            OO - Other
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON:
         Andrew R. Siegel
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            A United States Citizen
--------------------------------------------------------------------------------

                7. SOLE VOTING POWER
                        2,000
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8. SHARED VOTING POWER
BENEFICIALLY            -0-
  OWNED BY     -----------------------------------------------------------------
    EACH        9. SOLE DISPOSITIVE POWER
  REPORTING             2,000
   PERSON      -----------------------------------------------------------------
    WITH       10. SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            2,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN         [ ]
      SHARES*

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Less than 1%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 3 TO SCHEDULE 13D

      This amendment ("Amendment No. 3") amends the Schedule 13D filed on October 12, 2007, as amended by Amendment No. 1 filed on October 23, 2007 and Amendment No. 2 filed on November 6, 2007, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel with the Securities and Exchange Commission with respect to the shares of common stock, no par value (the "Common Stock"), of MedQuist Inc., a New Jersey corporation (the "Issuer"). Each of Costa Brava, Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4. Purpose of Transaction.

        Item 4 is hereby amended by adding the following:

      On November 20, 2007, the Filers filed an amended Preliminary Proxy Statement with the Securities and Exchange Commission with respect to the solicitation proxies for the election of Andrew R. Siegel, Seth W. Hamot, Douglas M. Gleason, Douglas E. Lingon, Alok Mohan, Jay Scollins and James R. Shulman to serve as directors of the Issuer at the next annual meeting of stockholders.

      On November 20, 2007, Costa Brava filed an amended complaint against the Issuer in the superior Court of New Jersey seeking to compel the Issuer to hold an annual meeting of stockholders on or before December 15, 2007 at which all seats on the Issuer's Board of Directors must be elected by stockholders at such annual meeting. The amended complaint includes a request for the inspection of certain books and records of the Company in light of the resignation on November 9, 2007 of all of the Company's independent directors as a result of a reported disagreement between the resigning directors and the Company as to the role of a committee of independent directors in the conduct of the evaluation of strategic alternatives and any sale process resulting from the evaluation. A copy of the amended complaint is attached to this 13D as Exhibit I.

Item 5. Interest in Securities of the Issuer.

      (a), (b) The Filers (other than Andrew R. Siegel) are the beneficial owners of 1,938,821 shares of Common Stock (approximately 5.20% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K on August 31, 2007). Mr. Siegel is the beneficial owner of 2,000 shares of Common Stock representing less than 1% of the issued and outstanding shares of Common Stock.

      The Filers have the sole power to vote and sole power to dispose of such shares to which this Amendment No. 3 relates.

      (c) The Filers have not purchased or sold shares of Common Stock of the Issuer since their filing on Schedule 13D on October 12, 2007.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Material to be Filed as Exhibits.

Exhibit A -- Agreement Regarding the Joint Filing of Schedule 13D. [Previously filed.]

Exhibit B -- Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed.]

Exhibit C -- Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed.]

Exhibit D -- Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed.]

Exhibit E -- Letter dated October 11, 2007 from the Filers to the Issuer. [Previously filed.]

Exhibit F -- Preliminary Proxy Statement dated October 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

Exhibit G -- Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007.

Exhibit H -- Amended Preliminary Proxy Statement dated November 20, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on November 20, 2007.]

Exhibit I -- Amended Complaint filed on November 20, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [filed herewith]

                                    Signature

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2007

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       ANDREW R. SIEGEL

                                       By: /s/ Andrew R. Siegel
                                           -------------------------------------
                                           Andrew R. Siegel

                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------
A           Agreement Regarding the Joint Filing of Schedule 13D.
            [Previously filed]

B Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed]

C Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

D Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed]

E           Letter dated October 11, 2007 from the Filers to the Issuer.
            [Previously filed]

F Preliminary Proxy Statement dated October 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

G Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007.

H           Amended Preliminary Proxy Statement dated November 20, 2007.
            [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on November 20, 2007.]

I Amended Complaint filed on November 20, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [filed herewith]

                                                                       Exhibit I

MCELROY, DEUTSCH, MULVANEY & CARPENTER, LLP
Charles A. Stanziale, Jr., Esq.
Jeffrey T. Testa, Esq.
Alexandra V. Gallo, Esq.
Three Gateway Center
100 Mulberry Street
Newark, New Jersey 07102-4079
(973) 622-7711

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP
Andrew K. Glenn, Esq.
Eric S. Askanase, Esq.
One Gateway Center, Suite 2600
Newark, New Jersey 07102
(973) 645-9462

1633 Broadway
New York, New York 10019
(212) 506-1700
Attorneys for Plaintiff, Costa Brava Partnership III, LP

-------------------------------------------X
                                           :     SUPERIOR COURT OF NEW JERSEY,
COSTA BRAVA                                :     CHANCERY DIVISION:
PARTNERSHIP III, LP,                       :     GENERAL EQUITY PART
                                           :     BURLINGTON COUNTY,
                  Plaintiff,               :     DOCKET NO.:  C-0149-07
                                           :
        v.                                 :
                                           :
MEDQUIST INC.,                             :            CIVIL ACTION
                                           :
                  Defendant.               :       FIRST AMENDED COMPLAINT
-------------------------------------------X


         Plaintiff Costa Brava Partnership III, L.P. ("Costa Brava"), by and through its attorneys, McElroy, Deutsch, Mulvaney & Carpenter, LLP and Kasowitz, Benson, Torres and Friedman LLP, for its First Amended Complaint against Defendant MedQuist Inc. ("MedQuist" or the "Company"), alleges upon knowledge as to itself and otherwise upon information and belief, as follows:

                               NATURE OF THE CASE
                               ------------------

         1. This is an action pursuant to N.J.S.A. 14A:5-2, N.J.S.A. 14A:5-28(3)-(4), Rule 4:67-1(a) and Rule 4:67-2(a) and requesting that the Court order MedQuist to:

                  o hold an annual meeting of its shareholders on or before December 15, 2007;

                  o allow the election of all seats on the Board by shareholders at the annual meeting;

                  o provide written notice of the time, place and purpose of the meeting not less than 10 nor more than 60 days before the date of the meeting; and,

                  o make available certain of its books and records of accounts for inspection on an expedited basis.

         2. An immediate annual meeting of the shareholders of MedQuist, and an inspection of its books and records, are necessary because MedQuist: (i) has been disregarding the basic tenants of corporate democracy, engaging in accounting irregularities and relying on questionable corporate practices for five years, (ii) has been the subject of numerous regulatory investigations,
(iii) has been sued by several defendants for corporate misdeeds, (iv) has admitted to overbilling its customers and having no adequate control over its financial reporting, (v) recently lost three Independent Directors when they resigned under disturbing circumstances in connection with MedQuist's corporate governance practices (what is known in corporate parlance as a "noisy resignation"), (vi) failed to file annual reports for years, (vii) failed to hold an annual meeting in four years, and (viii) will likely soon be sold for the benefit of Koninklijke Philips Electronics N.V. ("Philips"), its majority shareholder, to the detriment of minority shareholders. MedQuist's decision to avoid annual meetings in violation of its By-Laws and New Jersey law, and its failure to file reports with the SEC, is part and parcel of its ongoing corporate misdeeds.

         3. Fundamental principles New Jersey corporate law, and as also memorialized in MedQuist's By-Laws, require an immediate annual meeting and an inspection of books and records so that questions can be asked, issues aired in public, and the corporate bleeding can be staunched.

                                PARTIES AND VENUE
                                -----------------

         4. Plaintiff Costa Brava is a limited partnership organized under the laws of Delaware with its principal place of business located at 420 Boylston Street, Boston, Massachusetts 02116. The general partner of Costa Brava is Roark, Rearden & Hamot, LLC, whose President is Seth W. Hamot.

         5. Defendant MedQuist, Inc. is a New Jersey corporation with its principal place of business at 1000 Bishops Gate Blvd, Suite 300, Mount Laurel, New Jersey 08054-4632.

         6.       Venue is proper in this Court pursuant to Rule 4:3-2.

                                   BACKGROUND
                                   ----------

A.       The Relevant Parties
         --------------------

         7. MedQuist is a publicly owned company (trading under symbol "MEDQ.PK") providing electronic medical transcription, health information and document management products and services to the health care community.

         8. Costa Brava is the beneficial owner of 1,938,821 shares -- approximately 5.17% -- of common stock in Defendant MedQuist. Costa Brava initially reported this ownership on its Securities and Exchange Commission ("SEC") Schedule 13G filed on September 14, 2007.

         9. Philips is a Netherlands corporation which its principle place of business at Groenewoudseweg 1, 5621 BA, Eindhoven, the Netherlands. In the United States, Philips' stock is traded on the New York Stock Exchange under the symbol "PHG." Philips advertises itself as conducting business in the "Healthcare, Lighting and Consumer Lifestyle" industries. Philips is the majority shareholder of MedQuist.

         10. MedQuist has recently elected to be considered a "controlled company" as defined by NASDAQ standards; the control is exerted by Philips.

B.       MedQuist's Failure To Hold An Annual Meeting For Four Years
         -----------------------------------------------------------

         11. As reported in its Form 10-K filed on August 31, 2007 (for the fiscal year ended December 31, 2006) (the "2006 10-K") with the SEC, MedQuist filed its first annual 10-K in almost four years on July 5, 2007 (for the annual reporting period ending December 31, 2005).

         12. As conceded in the 2006 10-K, MedQuist has failed to hold an annual shareholder's meeting since 2003 in violation of its By-Laws and New Jersey law.

         13. According to MedQuist's Second Amended and Restated By-Laws, members of MedQuist's board of directors (the "Board"), serve only until the next annual meeting and until their successors are elected and qualified. Therefore, all seats on the Board must be re-elected at the next meeting.

C.       MedQuist Hides Details Of Its Relationship With Philips
         -------------------------------------------------------

         14. As specified in the 2006 10-K, in July 2000, Philips completed a tender offer in which it acquired approximately 60% of MedQuist's outstanding common stock.

         15. Subsequent to the completion of the tender offer, Philips increased its ownership position and currently owns approximately 69.6% of MedQuist's common stock.

         16. Both in connection with, and subsequent to, the MedQuist tender offer, MedQuist and Philips entered into a number of contracts between the two companies.

         17. Pursuant to federal regulatory law, MedQuist was required to provide full and accurate information to the investing public concerning its contractual relationships with its majority shareholder, Philips. It did not.

         18. Rather, MedQuist and Philips have shrouded their monetary relationships.

         19. In fact, MedQuist redacted material financial details from public filings relating to many significant transactions between the Company and
Philips:

                  o MedQuist entered into a licensing agreement on May 22, 2000 (the "Licensing Agreement") with Philips subsidiary Philips Speech Recognition Systems GmbH f/k/a Philips Austria GmBH, Philips Speech Processing ("PSP") to license certain PSP software for MedQuist's use;

                  o MedQuist amended the Licensing Agreement between January 2002 to February 13, 2007 (the "Licensing Amendments");

                  o MedQuist redacted the critical financial terms from the Licensing Amendments when it recently filed those documents with the SEC;

                  o The financial terms redacted from the Licensing Amendments included, among other things, the minimum cumulative license fees payable to PSP and the revised license fee schedule;

                  o MedQuist entered into an OEM Supply Agreement (the "OEM Agreement") with PSP on September 23, 2004, pursuant to which MedQuist obtained the exclusive right in North America to, among other things, sell certain PSP Products to third parties;

                  o MedQuist entered into an Amended and Restated OEM Agreement on September 21, 2007 (the "OEM Amendment"); and,

                  o A broadly redacted copy of the OEM Amendment was recently filed with the SEC.

         20. Notwithstanding these redactions, MedQuist has admitted that Philips may have interests that "conflict with the interests of our other shareholders." MedQuist has not articulated what those conflicting interests are. However, because Philips is a controlling shareholder and one of MedQuist's most important vendors, it can siphon value from its minority shareholders in a sale by shifting value to its vendor relationship. Suspiciously, following Philips' publicly announced intention to sell MedQuist, and MedQuist's own announcement that it was "evaluating" putting itself up for sale, the terms of the OEM Agreement were adjusted by the redacted OEM Amendment

         21. Of critical concern is the fact that all the Independent Directors on the MedQuist Board resigned en masse on November 9, 2007 in the midst of this untenable conflict between Philips and MedQuist and in what appears to have been concern that the evaluation and potential sale would not be in the best interests of MedQuist and its shareholders. The crisis at the Company was so severe that one Independent Director, John Underwood, resigned with the other two Independent Directors months earlier than he had originally planned.

D.       MedQuist's Five-Year History Of Corporate Misdeeds
         --------------------------------------------------

         22. Since November 2003, as revealed in the 2006 10-K, MedQuist has engaged in a stunning string of corporate misdeeds that it has been hiding from the investing public for years.

         23. In November 2003, MedQuist was accused by an employee of engaging in irregular billing practices.

         24. On June 16, 2004, MedQuist was delisted from the NASDAQ National Market as a result of its failure to file periodic disclosures.

         25. On July 30, 2004, MedQuist announced that an independent review by its attorneys and accountants had concluded that the Company had been improperly billing its customers.

         26. Beginning in the fourth quarter of 2005, MedQuist began making cash accommodation offers to its customers related to the over-billing; the monies paid out later totaled $66.6 million

         27. From September 30, 2003 until July 5, 2007, MedQuist did not file its required reports with the SEC.

         28. MedQuist is the subject of multiple governmental investigations, including investigations by the SEC, the U.S. Department of Justice, and the U.S. Department of Labor.

         29. MedQuist has been the defendant in six civil actions stemming from its history of corporate malfeasance.

         30. MedQuist has admitted to "material weaknesses" in its internal financial reporting and has announced that these weaknesses may result in "material misstatements" in the Company's financial statements.

         31. MedQuist has not complied with section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ended December 31, 2004.

         32. MedQuist has had a "significant turnover" in senior management.

E.       MedQuist's Dysfunctional Corporate
         Governance And The Proposed Sale Of The Company
         -----------------------------------------------

         33. On November 2, 2007, Philips filed a Schedule 13D/A with the SEC announcing that it had decided "to proceed with the sale of its ownership interest in MedQuist if a satisfactory price and other acceptable terms can be realized."

         34. MedQuist also announced on November 2, 2007 in its form 8-K that "its Board of Directors . . . is evaluating whether a sale of the Company is in the best interests of the Company and its shareholders." MedQuist has not made available to its shareholders or the investing public adequate information about its evaluation of the proposed sale.

         35. The very next week, on November 9, 2007, MedQuist was forced to announce in its 8-K that the only three independent members of the Board had resigned because of a "disagreement between [them] and the Company as to the role of a committee of independent directors" in evaluating whether to sell the Company in response to Philips' public desire to dispose of MedQuist. MedQuist has not made available to its shareholders or the investing public adequate information about why its three Independent Directors resigned. The circumstances suggest, however, that the resignations were caused by the Independent Directors' conclusions that the Company was not evaluating the sale process properly and that the sale was not in the best interests of the Company and all of its shareholders.

         36. The remaining composition of MedQuist's Board is merely four Philips senior executive employees, demonstrating that Philips has consolidated its control of MedQuist to the detriment of the Company and its minority stockholders.

         37. MedQuist also announced on November 9th that the Company had amended its by-laws to reduce "the minimum number of directors which may constitute the whole Board [to] four (4), as opposed to five (5)." MedQuist has not made available to its shareholders or the investing public adequate information as to why it amended its by-laws to reduce the minimum number of directors.

F.       Request For Books And Records
         -----------------------------

         38. In an effort to shed light on, among other things, MedQuist's secretive relations with Philips, on October 30, 2007, Costa Brava sent MedQuist a shareholder request letter (the "Oct. 30th Books and Records Letter"). In this letter, Costa Brava voiced its concerns that Philips and the Company may have violated their fiduciary duties and other obligations to the Company's minority stockholders. Costa Brava, therefor, requested an inspection of the following Company books and records:

                  o Accounts and minutes of all proceedings of shareholders, board and executive committees from January of 2000 until the present; and,

                  o All agreements, memoranda, correspondence, opinions, notes, analyses, e-mails, financial and other documentation related to the Company's dealings with Philips since Philips became controlling shareholder.

         39. MedQuist has refused to provide the books and records other than a shareholder list and the minutes of shareholder meetings from January 1, 2000 to the present (the last being in 2003), of which there have only been four.

         40. On November 15, 2007 Costa Brava received from MedQuist the aforementioned copies of MedQuist's list of shareholders and the minutes of the only four meetings of shareholders held from January 1, 2000 to 2003. MedQuist has not received any of the other items requested in the Oct. 30th Books and Records Letter.

         41. Absent the books and records requested, Costa Brava cannot fully evaluate the potential fiduciary violations by MedQuist and Philips that might necessitate further litigation.

                                    COUNT ONE
                                    ---------

                (Failure To Hold An Annual Shareholder's Meeting
                          Pursuant To N.J.S.A. 14A:5-2)

         42. Costa Brava repeats and realleges the allegations of paragraphs 1 through 41 of the First Amended Complaint as if fully set forth herein.

         43. N.J.S.A. 14A:5-2 provides that, if the Company fails to hold an annual shareholder's meeting for a period of 13 months after either its organization or its last annual meeting, the Superior Court may, upon the application of any shareholder, summarily order the meeting. (emphasis added).

         44. MedQuist has failed to hold an annual shareholder meeting since 2003.

         45. None of the members of the Board have been elected at an annual meeting of shareholders for at least three years.

         46.      Costa Brava is a MedQuist shareholder.

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

         47. MedQuist has admitted to severe corporate improprieties and accounting and billing irregularities. It is the subject of legal proceedings and government investigations. It has filed untimely and highly redacted documents with the SEC. It has announced that it is evaluating Philips' divestment announcement and considering the sale of the Company. It has reduced the minimum number of directors, and it has suffered a mass resignation of its only three Independent Directors. These facts make it imperative that MedQuist's long-delayed annual shareholder's meeting be held as soon as possible. An immediate annual meeting is necessary so that Costa Brava and the other shareholders can: (i) have an opportunity to seek information related to these issues from the current Board of MedQuist (comprised solely of four Philips employees); and (ii) elect a new Board to lead MedQuist in a more responsible direction.

                                    COUNT TWO
                                    ---------

                       (Right To Inspect Books and Records
                     Pursuant To N.J.S.A. 14A:5:28 (3)-(4))

         48. Costa Brava repeats and realleges the allegations of paragraphs 1 through 41 of the First Amended Complaint as if fully set forth herein.

         49. N.J.S.A. 14A:5-28(3) provides that "[a]ny person . . . holding, or so authorized in writing by the holders of, at least 5% of the outstanding shares of any class or series, upon at least five days' written demand shall have the right for any proper purpose to examine . . . its minutes of the proceedings of its shareholders and record of shareholders . . . ."

         50. N.J.S.A. 14A:5-28 (4) provides that the "court, upon proof by a shareholder of proper purpose . . . [has the power] to compel the production for examination by such shareholder of the books and records of account, minutes, and record of shareholders of a corporation. The court may, in its discretion . . . award any other or further relief as the court may deem just and proper . . . . In any action for inspection the court may proceed summarily."

         51. Costa Brava, a shareholder of greater than five percent of MedQuist stock, has a proper purpose in examining the books and records requested because such an inspection is needed to fully, properly and efficiently investigate and evaluate the extent of MedQuist's irregular internal procedures and other improprieties, as admitted in the Company's own public filings, in order to fully determine whether MedQuist and Philips breached their fiduciary duties.

         WHEREFORE, Costa Brava respectfully requests that the Court enter an
Order:

         i. Directing that MedQuist hold its annual shareholder's meeting on or before December 15, 2007, or another reasonably proximal date of the Court's choosing; and

         ii. Directing that all seats on the Board be elected by shareholders at such annual meeting; and

         iii. Directing that Defendant provide written notice of the time, place and purpose of the meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting; and

         iv. Directing that Defendant permit Costa Brava to inspect and copy the Company's books and records of accounts and minutes of all proceedings of shareholders, board and executive committees from January of 2000 until the present; and

         v. Directing that Defendant provide to Costa Brava for copying all agreements, memoranda, correspondence, opinions, notes, analyses, e-mails, financial and other documentation related to the Company's dealings with Philips and the Philips group of companies since Philips became controlling shareholder; and

         iv.      Awarding Costa Brava attorneys fees and costs; and

         v. Granting Costa Brava such other and further relief as the Court deems appropriate.


                                       McELROY, DEUTSCH, MULVANEY &
                                       CARPENTER, LLP


                                       KASOWITZ, BENSON, TORRES
                                       & FRIEDMAN LLP

                                       Attorneys for Plaintiff,
                                       Costa Brava Partnership III, LP


                                       By: ____________________________________
                                           Charles A. Stanziale, Jr.

                     CERTIFICATION PURSUANT TO RULE 4:5-1(2)
                     ---------------------------------------

         I, Charles A. Stanziale, Jr., an attorney for the above-named Plaintiff, do hereby certify that the matter in controversy in the above dispute is not the subject of any other action pending in any other court or of a pending arbitration proceeding, and no other action or arbitration is contemplated at this time. Furthermore, I am aware of no other party needed to be joined in this action.


                          DESIGNATION OF TRIAL COUNSEL
                          ----------------------------

         Charles A. Stanziale, Jr., Esq. is hereby designated as trial counsel for Plaintiffs in this matter.


                                       _________________________________________
                                              Charles A. Stanziale, Jr.


Dated:  November 19, 2007



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